Direct Dial: 216.348.5432
E-mail: pedwards@mcdonaldhopkins.com

April 18, 2005

Todd Shipman, Esq.
Branch Chief
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	FNB Financial Services, L.P. and F.N.B. Corporation
Subordinated Note/Exchange Program

Dear Todd:

     Accompanying this letter please find Preeffective Amendment No. One to the Form S-4, File No. 333-122244, and an initial filing on Form S-3 (together with the Form S-4, the “Registration Statements”), both with respect to the captioned offering(s).

     These filings are responsive to the following staff concerns regarding the initial Form S-4 filing made on January 13, 2005:

•	the age of the audited financial statements in the initial Form S-4 filing;

•	the unavailability of Forms S-4 to register an offering of the New Notes and to continue the registration of the offer of FNB Notes “for cash”, the unavailability of Form S-3 to register the Exchange Offer, and the availability of this “bifurcated” approach in lieu of a Form S-1 registration statement.

     The audited financial statements incorporated by reference into both filings now are as of and for the fiscal year ended December 31, 2004, rather than fiscal 2003. As previously discussed with the staff, the Registration Statements use a combined prospectus, which physically remains part of Amendment No. One to the Form S-4. See the Explanatory Note on the inside front cover page of the Form S-3.

Todd Shipman Esq.	April 18,2005

Please feel free to call me at (216) 348-5432 if you have any questions or concerns.

Very truly yours,

Paul N. Edwards

copy: Charles Casalnova, Esq.